UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change of Chief Financial Officer

Today we are announcing that, Mr. Zhiyong Li is stepping down as the Chief Financial Officer of NIP Group Inc. (the “Company”) effective as of August 31, 2026. The departure of Mr. Li has been planned with a smooth transition of his job responsibilities over a prolonged period. The change is part of the Company’s establishment of its global headquarters in Abu Dhabi, following the landmark agreement between the Company and Abu Dhabi Investment Office (ADIO). The Company is already in the process of hiring Mr. Li’s replacement and new global chief financial officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

	By:	/s/ Mario Yau Kwan Ho
	Name:	Mario Yau Kwan Ho
	Title:	Co-Chief Executive Officer

	By:	/s/ Hicham Chahine
	Name:	Hicham Chahine
	Title:	Co-Chief Executive Officer

Date: September 4, 2026